SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

                                 (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              NET PERCEPTIONS, INC.

                       (Name of Subject Company (Issuer))


                           OBSIDIAN ENTERPRISES, INC.

                      (Names of Filing Persons (Offerors))


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

                         (Title of Class of Securities)


                                   64107 U 101

                      (CUSIP Number of Class of Securities)





                                Timothy S. Durham
                             Chief Executive Officer
                           Obsidian Enterprises, Inc.
                         111 Monument Circle, Suite 4800
                           Indianapolis, Indiana 46204
                            Telephone: (317) 237-4055

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)



                                   Copies to:

                             Stephen J. Dutton, Esq.
                               Barnes & Thornburg
                            11 South Meridian Street
                           Indianapolis, Indiana 46204
                            Telephone: (317) 236-1313

                            CALCULATION OF FILING FEE


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Transaction Valuation                                 Amount of Filing Fee
Not applicable*                                       Not Applicable*
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---------------

     *A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

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[ ]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable              Filing Party: Not applicable
Form or Registration No.: Not applicable            Date Filed: Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

FOR IMMEDIATE RELEASE

OBSIDIAN ENTERPRISES PROPOSES STRATEGIC TRANSACTION
WITH NET PERCEPTIONS

Open Letter to the Net Perceptions Board of Directors Proposes Attractive Alternative to Net Perceptions Recently Announced Proposed Plan of Liquidation

November 13, 2003,  Indianapolis,  Indiana -- Obsidian  Enterprises,  Inc. (OTC:
OBSD), a holding company headquartered in Indianapolis, Indiana, that has historically invested in and acquired small and mid cap companies in basic industries, announced today that it has delivered an open letter to the Board of Directors of Net Perceptions, Inc. (Nasdaq: NETP) proposing a strategic transaction with Net Perceptions. The text of the letter follows:

          November 13, 2003

          VIA TELECOPIER

          Board of Directors
          Net Perceptions, Inc.
          7700 France Avenue South
          Edina, MN 55317
          Attention: Mr. John F. Kennedy, Mr. John T. Riedl and Ms. Ann L.
                     Winblad

                  Re: Strategic Transaction

          Ladies and Gentlemen:

          Obsidian Enterprises, Inc. ("Obsidian") is pleased to advise the Board of Directors of Net Perceptions, Inc. ("NETP" or the "Company") that, subject to completing confirmatory due diligence, Obsidian is prepared to offer NETP shareholders the opportunity to receive $0.20 per share in cash and 0.6 of a share of Obsidian common stock per share of NETP common stock. We believe that this proposal offers your shareholders the ability, based on recent closing prices of Obsidian common stock, to realize a value of approximately $0.38 per share and the opportunity to participate in the future upside that may be associated with ownership in the combined entity. We are confident that relative to the uncertain amount and uncertain timing of the payout under the Company's recently announced proposed plan of liquidation, that the NETP shareholders will find this to be a very attractive opportunity. Assuming that we are able to successfully complete confirmatory due diligence and negotiation and execution of mutually acceptable definitive documentation in a timely manner, Obsidian remains open to the potential of providing additional value to the NETP shareholders.

          Obsidian is a publicly traded (OTC: OBSD) holding company headquartered in Indianapolis, Indiana, that has historically invested in and acquired small and mid cap companies in basic industries such as manufacturing and transportation. Obsidian Enterprises currently conducts business through six subsidiaries: Danzer Industries, Inc., a manufacturer of service and utility truck bodies and accessories; Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers and Southwest Trailers manufacturers of steel-framed cargo, racing, ATV and specialty trailers; and U.S. Rubber Reclaiming, Inc., a butyl rubber reclaiming operation. In our most recently completed fiscal quarter, revenues exceeded $16.7 million.

          Obsidian does not anticipate any material delay in our ability to complete this transaction, which we would propose be structured as a voted on merger transaction. With respect to the cash component of this proposal, Obsidian has adequate capacity and availability under its existing lines of credit to compete this transaction without the need to obtain any additional financing.

          In submitting this proposal, we have relied upon and assumed the accuracy of the information contained in NETP's preliminary proxy statement filed with the Securities and Exchange Commission on November 4, 2003, and the other public information available with respect to the Company.

          We have engaged Acclaim Financial Group Venture III, LLC as our strategic advisor to assist us with this transaction and to expedite the transaction process. Obsidian is prepared to provide NETP with any additional information that NETP may reasonably request (including access to Obsidian's books and records) to evaluate our proposal. Our review of the information contained in the Company's most recent proxy filings regarding the Company's sale process that has been conducted over the past 12 months, indicate that in the interest of the NETP shareholders and completing a transaction that offers far superior value to your shareholders, NETP Board of Directors should to take an active role in working with Obsidian to complete this transaction. The confirmatory diligence and documentation required to complete this transaction, assuming the cooperation of NETP management and legal advisors, can be completed in less than five business days. We do not anticipate any material hurdles to completing a transaction and, if any are identified by you, we are prepared to discuss these matters with you.

          Obsidian's strong preference is to complete this transaction with the support of the Board of Directors of NETP. We encourage you to contact our representatives at AFGIII or the undersigned to move this process forward.

          Regards,

          OBSIDIAN ENTERPRISES, INC.

         By: /s/ Timothy S. Durham
             ------------------------------------------
             Timothy S. Durham, Chief Executive Officer

Timothy S. Durham, Chairman and CEO of Obsidian, stated, "We are prepared to deliver what we believe is a far superior alternative to the Net Perceptions shareholders relative to the uncertain pay out recently announced by Net Perceptions under its proposed plan of liquidation. We believe that Net Perception shareholders will find attractive the opportunity to receive a much more certain and timely cash payout and the opportunity to participate in the future growth of the combined companies. Net Perceptions shareholders have endured massive disappointment and this proposal provides the Net Perception Board of Directors the opportunity to permit their shareholders to move forward with an attractive alternative to liquidation."

Obsidian is a holding company headquartered in Indianapolis, Indiana. It conducts business through six subsidiaries: Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers, Inc., and its sister company, Southwest Trailers, manufacturers of steel-framed cargo, racing ATV and specialty trailers; U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; John Evans Trailers, manufacturer of open bed utility trailers; and Danzer Industries, Inc., a manufacturer of service and utility truck bodies and accessories. More information on each of these companies can be found online at www.obsidianenterprises.com.

THIS PRESS RELEASE IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF NET PERCEPTIONS, INC. OR OBSIDIAN ENTERPRISES, INC. OBSIDIAN ENTERPRISES INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION TENDER OFFER DOCUMENTS WITH RESPECT TO THE PROPOSED TENDER OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY OBSIDIAN ENTERPRISES WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Obsidian Enterprises cannot provide assurances that the tender offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices in our coach leasing segment and our trailer and related transportation equipment manufacturing segment; our ability to successfully develop alternative sources of raw materials in our butyl rubber reclaiming segment; relationships with significant customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Obsidian Enterprises's Securities and Exchange Commission filings.

Source: Obsidian Enterprises, Inc.

For More Information Contact:
Timothy S. Durham
Chairman & C.E.O.
Obsidian Enterprises, Inc.
tdurham@obsidianenterprises.com
317-237-4055
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